SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Commission File No. 0-24256

                           NOTIFICATION OF LATE FILING

        (Check One):  [ ] Form 10-K [ ] Form 11-K  [ ]Form 20-F [X] Form 10-QSB
[ ] Form N-SAR
For the Period Ended:   May 31, 1998

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _________________________.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Item 2

                         PART I. REGISTRANT INFORMATION

Full Name of Registrant: ENHANCED SERVICES COMPANY, INC.

Former name if applicable:

Address of principal executive office (STREET AND NUMBER):

                            2361 Rosecrans, Suite 275

City, State and Zip Code:

                              El Segundo, CA 92045

                        PART II. RULE 12B-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

        State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

        The Registrant began a consolidation and of its facilities, including its corporate office, from North Bergan, New Jersey and Houston, Texas to it's Irvine California facility in May, 1998 and is expected to be complete July, 1998. The consolidation included the move of the Registrants administrative, accounting and computer systems. Due to the move and consolidation, it could not prepare certain accounting information for use in preparation of the second quarter's 10-QSB within 45 days after the quarter's end; accordingly, neither the financial statements nor Management's Discussion and Analysis of Financial Operations could be completed within said 45 days, without unreasonable effort or expense.

                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

Justin Walker                          (310)            310-1200
  (Name)                            (Area code)    (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By  /s/JUSTIN WALKER                                         Date July 15, 1998
       Justin Walker
       Associate Generel Councel